Filed by Affiliated Computer Services, Inc.
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12 under the Securities Exchange Act of 1934

Subject Company: Affiliated Computer Services, Inc.
Commission File No.: 1-12665

Customer Email

September 28, 2009

Dear ACS Customers,

I am very pleased to tell you about a new and exciting chapter for ACS.  Xerox and ACS have decided to join forces to create a new class of solutions provider with leading technology and expertise in document and business process management.

Xerox is the world’s leading document management technology and services enterprise.
You may know Xerox’s name because of its successful printing and hardware business, but you may not know that its services expertise is just as strong, generating $3.5 billion in annuity revenues.  Xerox leads the industry in Managed Print Services and helping businesses develop online document archives, analyzing how employees can most efficiently share documents and knowledge in the office, operating in-house print shops or mailrooms, and building Web-based processes for personalizing direct mail, invoices, brochures and more.

Together with Xerox, ACS will be able to grow and scale in incredible ways.  By leveraging Xerox’s industry-leading document management, record of innovation, and R&D investments, we will be able to offer comprehensive document solutions, create new automated and differentiated business processing services and accelerate ACS’ global infrastructure initiatives in IT solutions.  In short, the combination of Xerox and ACS will establish a solutions provider that surpasses every competitor and sets a new standard for document technology and business processing solutions management.

The real beneficiary in this transaction is you, our valued client.  With Xerox as a partner, we are focused on aligning technology to solve business process problems.  ACS will be able to provide improved offerings by integrating the front office with the back office, creating end-to-end document management solutions.  In the months to come as we begin the integration process, you will see closer collaboration and optimization of the ACS/Xerox business.

ACS will continue to operate as an independent organization and maintain our headquarters in Dallas as well as our operations around the world.  This will ensure a smooth transition, and there will be no disruption to your service.

Our Board of Directors has voted unanimously in favor of this transaction and our shareholders will be asked to give their approval as well.  Subject to the customary closing conditions that include domestic and foreign regulatory approvals and approval from shareholders of both companies, we anticipate that this transaction will close in the first quarter of 2010.  I will keep you updated throughout the process.

I realize that you will have many questions, and you will hear more from your account manager in the days and months ahead.  You can read more details about today’s news in our press release [insert link] and learn more about Xerox here: [insert link to Who Is Xerox / Xerox at a Glance document].  I have also tried to answer some of your anticipated questions in the online FAQ [insert link].  Feel free to contact your account representative with any question you have.

Since our founding in 1988, ACS has grown from a small bank data processor to the world’s largest dedicated business process outsourcing firm with 74,000 employees all over the world.  This would not have been possible without your trusted partnership, and I thank you for your business.  I look forward to our continued success as ACS steps forward on this new path.

Sincerely,

Lynn Blodgett
President & CEO

Forward-Looking Statements

This document contains “forward-looking statements” as defined in the Private Securities Litigation Reform Act of 1995. The words “anticipate,” “believe,” “estimate,” “expect,” “intend,” “will,” “should” and similar expressions, as they relate to us, are intended to identify forward-looking statements. These statements reflect management’s current beliefs, assumptions and expectations and are subject to a number of factors that may cause actual results to differ materially.  These factors include but are not limited to: the unprecedented volatility in the global economy; the risk that the future business operations of the Company will not be successful; the risk that we will not realize all of the anticipated benefits from our transaction with Xerox; the risk that customer retention and revenue expansion goals for the Xerox transaction will not be met and that disruptions from the Xerox transaction will harm relationships with customers, employees and suppliers; the risk that unexpected costs will be incurred; the outcome of litigation (including with respect to the Xerox transaction) and regulatory proceedings to which we may be a party; actions of competitors; changes and developments affecting our industry; quarterly or cyclical variations in financial results; development of new products and services; interest rates and cost of borrowing; our ability to protect our intellectual property rights; our ability to maintain and improve cost efficiency of operations, including savings from restructuring actions; changes in foreign currency exchange rates; changes in economic conditions, political conditions, trade protection measures, licensing requirements and tax matters in the foreign countries in which we do business; reliance on third parties for manufacturing of products and provision of services; and other factors that are set forth in the “Risk Factors” section, the “Legal Proceedings” section, the “Management’s Discussion and Analysis of Financial Condition and Results of Operations” section and other sections of our 2009 Annual Report on Form 10-K and Xerox’s 2008 Annual Report on Form 10-K and Quarterly Report on Form 10-Q for the quarters ended March 31, 2009 and June 30, 2009 filed with the Securities and Exchange Commission. The Company assumes no obligation to update any forward-looking statements as a result of new information or future events or developments, except as required by law.

Additional Information

The proposed merger transaction involving the Company and Xerox will be submitted to the respective stockholders of the Company and Xerox for their consideration.  In connection with the proposed merger, the Company will file a joint proxy statement with the SEC (which such joint proxy statement will form a prospectus of a registration statement on Form S-4 that will be filed by Xerox with the SEC).  The Company and Xerox will each mail the joint proxy statement/prospectus to its stockholders.  The Company and Xerox urge investors and security holders to read the joint proxy statement/prospectus regarding the proposed transaction when it becomes available because it will contain important information.  You may obtain a free copy of the joint proxy statement/prospectus, as well as other filings containing information about the Company and Xerox, without charge, at the SEC’s Internet site (http://www.sec.gov).  Copies of the joint proxy statement/prospectus and the filings with the SEC that will be incorporated by reference in the joint proxy statement/prospectus can also be obtained, when available, without charge, from the Company’s website, www.acs-inc.com, under the heading “Investor Relations” and then under the heading “SEC Filings”.  You may also obtain these documents, without charge, from Xerox’s website, www.xerox.com, under the tab “Investor Relations” and then under the heading “SEC Filings”.

The Company, Xerox and their respective directors, executive officers and certain other members of management and employees may be deemed to be participants in the solicitation of proxies from the respective stockholders of the Company and Xerox in favor of the merger.  Information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of the respective stockholders of the Company and Xerox in connection with the proposed merger will be set forth in the joint proxy statement/prospectus when it is filed with the SEC.  You can find information about the Company’s executive officers and directors in its definitive proxy statement filed with the SEC on April 14, 2009.  You can find information about Xerox’s executive officers and directors in its definitive proxy statement filed with the SEC on April 6, 2009.  You can obtain free copies of these documents from the Company and Xerox websites using the contact information above.